FILE NO.70-9543


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                        ------------------------------------------------
                                      AMENDMENT NO. 8
                                           TO
                                         FORM U-1
                                APPLICATION/DECLARATION
                                         UNDER
                          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



      NORTHEAST UTILITIES           NORTHEAST GENERATION SERVICES
174 Brush Hill Avenue                    COMPANY
West Springfield, MA 01090-0010        107 Selden Street
                                       Berlin, CT  06037

           (Name of companies filing this statement and addresses of principal executive offices)

                           NORTHEAST UTILITIES
                (Name of top registered holding company)

                        Cheryl W. Grise, Esq.
          Senior Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                        P.O. Box 270
                Hartford, Connecticut  06141-0270
           (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

David R. McHale                           Jeffrey C. Miller, Esq.
Vice President and Treasurer                  Assistant General Counsel
Northeast Utilities                        Northeast Utilities
Service Company                              Service Company
P.O. Box 270                                 P.O. Box 270
Hartford, Connecticut                          Hartford, Connecticut
06141-0270                                     06141-0270



Table of Contents

Item 1.      Description of the Proposed Transaction
           Introduction                             - Paragraph   1
           Background                               - Paragraphs 2-6
           Prior Orders                             -  Paragraph   7
           Description of the Transaction            - Paragraphs 8-13

Item 2.  Fees, Commissions and Expenses             - Paragraphs 14-15

Item 3.  Applicable Statutory Provisions            - Paragraph  16

        EWG Investment                              - Paragraphs 17-47
        Service Agreement                           - Paragraphs 48-50

Item 4. Regulatory Approvals                       - Paragraph   51

Item 5. Procedures                                 - Paragraph   52

Item 6  Exhibits and Financial Statements

         a.    Exhibits

              b.1  Form of Proposed Service Agreement
              b.3  Assumption Agreement
              d.1  Connecticut Department of Public Utility Control Order
              d.2  Massachusetts Department of Telecommunications and Energy
                    Order
              d.3  New Hampshire Public Utility Commission Order
              d.4  Massachusetts Department of Telecommunication and Energy
                   Order dated
                     January 31, 2000*
              d.5  Connecticut Department of Public Utility Control
                   Clarification Decision dated
                   February 10, 2000.
              f.1  Legal Opinion
              g    Financial Data Schedule
              h.2  Form of Notice

        b.      Financial Statements

Item 7.   Information as to Environmental Effects	- 	Paragraph 53




     The Application/Declaration in this File, as amended, is hereby amended and restated as follows:

Item 1 is deleted in its entirety and replaced with the following:

"ITEM 1  DESCRIPTION OF PROPOSED TRANSACTION

                                Introduction

1. The Applicants are seeking authority under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with the acquisition by Northeast Generation Company ("NGC") of certain generating assets that are currently owned by The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO"). Specifically, Northeast Utilities ("NU") requests authority to enter into two assumption agreements (collectively, the "Assumption Agreement") in connection with the acquisition by NGC, its indirect subsidiary (the "Transaction"). In addition, NU requests an order modifying the percentage limitation on investments in Exempt Wholesale Generator ("EWG") which may be made. Specifically, NU requests authority to use the proceeds of an issuance of securities to invest in and guarantee the obligations of NGC to the extent necessary for NGC to consummate the Transaction, but which, when aggregated with NU's "aggregate investment" in EWGs would not exceed 83% of its
consolidated retained earnings as of December 31, 1999.   Finally, the
Applicants request that the Commission reserve jurisdiction over the Applicants' request for an exemption of the "at-cost" rules in connection with the provision of certain services by Northeast Generation Services Company ("NGS") to NGC.

                                 Background

2. NU is a registered holding company under the Act that is engaged through its utility subsidiaries in the generation, transmission, distribution, and sale of electric energy to customers in portions of the states of Connecticut, Massachusetts and New Hampshire. The utility operating companies of NU, each of which is wholly-owned, are CL&P, WMECO, Public Service Company of New Hampshire ("PSNH") and North Atlantic Energy Corporation ("NAEC") (each individually an "NU Operating Company" and collectively, the "NU Operating Companies"). NU also furnishes retail electric service to a limited number of customers through a wholly-owned subsidiary, Holyoke Water Power Company.

3. NU also has a number of direct and indirect non-utility subsidiaries. NU Enterprises, Inc. ("NUEI") is a wholly-owned direct subsidiary of NU and acts as the holding company for the NU system's unregulated companies. Among the subsidiaries of NUEI are Select Energy, Inc., a marketing and brokering Rule 58 subsidiary ("Select"), NGC, intended to be NU's competitive generating company, and NGS, a Rule 58 generation operation and services company.

4. As a Connecticut utility, CL&P is subject to the jurisdiction of the Connecticut Department of Public Utility Control (the "DPUC"). In April 1998, the State of Connecticut enacted comprehensive electric utility restructuring legislation. CL&P is subject to this legislation. In particular, the law provides, among other things, that CL&P divest its non-nuclear generating assets (the "CL&P Assets") by January 2000 and its nuclear generating assets by January 2004 in order to recover stranded costs. Under the law, affiliates of CL&P were allowed to bid in both auctions. The auction for the CL&P Assets took place in the spring and summer of 1999. In addition the law allows for the issuance of rate reduction bonds ("RRBs") to finance portions of a utility's stranded costs through securitization transactions. WMECO is subject to similar legislation in Massachusetts and sold its fossil fueled and a small portion of its hydroelectric generating
plants in the summer of 1999.(1)   The Massachusetts law also allows RRBs to
be issued. The remaining non-nuclear generating plants of WMECO; a hydroelectric pumped storage generating plant jointly owned with CL&P, and two adjacent hydroelectric plants (the "WMECO Assets"), were included in the auction with the CL&P Assets.

_______________________________
  (1) PSNH and NAEC are subject to similar restructuring laws in New Hampshire. Under New Hampshire law, generation assets must be divested and RRBs may also be issued.

5. On October 1, 1998, CL&P filed a plan with the DPUC to auction the CL&P Assets and functionally unbundle its operations. On July 6, 1999, CL&P and WMECO announced that NGC, which filed an application with the Federal Energy Regulatory Commission (the "FERC") seeking EWG status on February 14, 2000, was the winning bidder for 1,329 megawatts ("MW") of hydroelectric and pumped storage generating assets in Connecticut and Massachusetts , which comprised all of the WMECO Assets and the hydroelectric portion of the CL&P Assets (collectively with the WMECO Assets, the "Utility Assets"). NRG Energy, Inc., a subsidiary of Northern States Power Company, won the bidding for the remainder of the CL&P Assets.

6. The NU Operating Companies plan to use a portion of the proceeds from asset sales and from the RRBs to retire outstanding debt and preferred stock and to buy down existing power purchase contracts with independent power producers. To reduce their respective common equity capitalizations, the NU Operating Companies also plan to use a portion of their restructuring proceeds either (i) to pay dividends to NU, (ii) to buy back a portion of their outstanding common stock owned by NU and/or (iii) to effect capital reductions through a combination of dividends and stock repurchases. NU and the NU Operating Companies currently expect that the aggregate amount of funds channeled to NU through these methods will be approximately $915 million. These transactions are the subject of a related filing with the Commission. See Northeast Utilities, File No. 70-09541 (August 26, 1999).

                                Prior Orders

7. By Order dated November 12, 1998 (HCAR No. 35-26939), in File No. 70-09343, the Commission, among other things, authorized (i) the formation and financing by NU of a nonutility subsidiary company (which is referred to therein as "Newco" but which is now known as NUEI) to engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of, among other things, the securities of GENCO (now known as NGC) and NGS. The Commission also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NGS, NGC, NU's other unregulated subsidiaries and NU's other direct or indirect Rule 58 subsidiaries to be formed by NU, in an aggregate amount not to exceed $75 million. The amount of the guarantee authority was increased to $250 million pursuant to a supplemental Order of the Commission dated May 19,1999 (HCAR No. 35-27029) in File No. 70-09343 (the "Supplemental Order"). NU and NUEI filed an amendment to the Application in File No. 70-9343 seeking increased guaranty authority to $500 million on August 23, 1999.

                                 Description of the Transaction

8. As indicated above, in July 1999, CL&P and WMECO contracted to sell the Utility Assets to NGC as the result of an auction conducted by J.P. Morgan Securities, Inc. ("J.P. Morgan"), an independent consultant retained by the DPUC to sell the Utility Assets for the benefit of CL&P and WMECO. NGC's bid of $865.5 million was for 10 hydroelectric facilities owned by CL&P in Connecticut; the Northfield Mountain pumped storage station (owned 81% by CL&P and 19% by WMECO) in Massachusetts and the Cabot and Turners Falls No. 1 hydroelectric stations located in Massachusetts and owned by WMECO. Subsequent to the auction, NGC executed a purchase and sale agreement with CL&P for the assets owned by CL&P (the "CL&P PSA") and a purchase and sale agreement with WMECO for the assets owned by WMECO (the "WMECO PSA", and collectively with the CL&P PSA, the "PSA").

9. In connection with the Transaction, NGC filed an application seeking EWG status with FERC under Section 32(a) of the Act on February 14, 2000.
Section 32(c)(B) of the Act provides that Commission approval is not required for the transfer of generating assets to an EWG where the affected state regulators have found that the transfer (i) will benefit consumers, (ii) is in the public interest, and (iii) does not violate state law. The required filings have been made with the relevant State commissions and the orders have been received. Copies of the state orders are attached as Exhibits d.1, d.2, d.3, d.4 and d.5. Accordingly, CL&P and WMECO are not required to seek Commission approval of the sale of the Utility Assets to NGC.

10. NGS will operate the Utility Assets pursuant to a service agreement with NGC (the "Service Agreement"), a proposed form of which is filed as Exhibit b.1, under Rules 87(b)(1) and 90(d)(1). The Applicants request that the Commission reserve jurisdiction over the provision of the Service
Agreement providing for charges to be at other than cost.   Further, NGC has
contracted with its affiliate, Select, to market the power generated by the Utility Assets pursuant to a power marketing agreement with NGC. This agreement has been filed with and received approval from the Federal Energy Regulatory Commission ("FERC") and is not subject to 1935 Act jurisdiction.

11. Because NGC is a newly formed company with no financial resources (see Northeast Utilities, HCAR 35-26939), NU was required to execute the Assumption Agreement in connection with the Transaction, the form of which is attached as Exhibit b.3. Pursuant to the Assumption Agreement, NU agreed, subject to regulatory approvals, to perform the obligations set out in the PSA as if it were the purchaser if NGC does not perform such obligations. Under the terms of the PSA, the purchaser is not required to perform its obligations thereunder if it does not receive all the required regulatory approvals (including the approval of the Commission). Accordingly, NU would only be required to perform under the PSA pursuant to the terms of the Assumption Agreement if all regulatory approvals (including that of the Commission) were obtained. Once all regulatory approvals are received, NU would be obligated to perform all obligations of NGC under the PSA if NGC did not perform. NU expects that if NGC failed to perform its obligations under the PSA, and NU was called upon to perform its obligations under the Assumption Agreement, NU would facilitate the sale of the Utility Assets to a third party and, under the indemnity provisions of the PSA, would indemnify CL&P and WMECO for any losses sustained by each of them as a result thereof. NU estimates the value of its obligations under the Assumption Agreement at approximately $13 million. This amount was comprised of the sum of (i) the estimated costs of selling the Utility Assets plus (ii) the estimated difference in price which CL&P and WMECO would receive from NGC and the amount which CL&P and WMECO would expect to receive from a third party based on comparable transactions. Although the Assumption Agreement remains in effect, NU values the Assumption Agreement at 0 after the Transaction is complete. Accordingly, NU's aggregate investment in NGC will not include both the equity investment it proposes to make in NGC and the value of the Assumption Agreement. (See the description of the proposed equity investment in paragraph 13 below.) NU hereby seeks approval of its obligations under the Assumption Agreement pursuant to Section 12(b) of the Act and Rule 45 thereunder.

12. To finance the acquisition of the Utility Assets, NGC negotiated a financing transaction with several financial institutions ("Banks"), whereby Banks would provide financing to NGC in two separate tranches. Tranche A would consist of a credit facility of up to $415 million. This amount would be repaid concurrently with the funding of the credit facility, using funds provided to NGC by NU, through NUEI, pursuant to Section 12(b) and Rule
45(b)(4) thereunder.(2)   Tranche B would consist of a senior secured 364-day
loan facility in an amount up to $500 million from Banks. Both Tranche A and Tranche B will be secured by various means, including by a mortgage on the Utility Assets and will be exempt from Commission jurisdiction pursuant to Rule 52. NGC presently plans to repay the funds provided under tranche B from the proceeds of a capital markets transaction pursuant to authority available under Rule 52.

___________________________
 (2) NU would obtain the necessary funds to make such contribution to NUEI out of a combination of (i) dividends paid to NU by CL&P and WMECO, (ii) the repurchase from NU of a portion of the stock of CL&P and WMECO by the respective companies and (iii) to the extent necessary, funds available to it from its credit facility authorized by the Commission in HCAR No. 35-27103 (November 17, 1999). CL&P and WMECO would use approximately $400 million of the proceeds from the sale of the Utility Assets to make such payments. CL&P and WMECO are filing a separate application/declaration on Form U-1 for authorization to upstream the Returned Capital to NU in this fashion. See, Northeast Utilities, File No 70-09541 (August 26, 1999).

13. NU will contribute up to $475 million (including the $415 million referenced in paragraph 12 above) to NUEI, which will, in turn, contribute it to NGC through December 31, 2000 (the "Equity Investment"). Up to $85 million of this amount will be provided to NU under its credit facility authorized by the Commission in HCAR No. 35-27103 (November 17, 1999). Because of NU's inability to comply with the "safe harbor" provisions of Rule 53, as described below, NU hereby requests authorization to use the funds obtained under its credit facility to make the Equity Investment (the "Proposed Issuance and Use of Proceeds"). Upon receipt of these funds, NGC will concurrently apply these funds to repay tranche A to Banks, pay additional transaction costs and retain the balance for working capital purposes."

Item 3 is deleted in its entirety and replaced with the following:

"ITEM 3. APPLICABLE STATUTORY PROVISIONS

16. The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the Applicants: Sections 6(a), 7, 12(b), 13 and 32 of the Act and Rules 45, 53, 54, 87 and 90 promulgated thereunder. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the proposed transactions for which Commission authorization is sought, such sections and rules should be considered to be set forth in this
Item 3.

                                EWG Investment

17. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company.

18. Giving effect to the proposals contained herein and assuming the amount of the Equity Investment is included in the calculation of NU's aggregate EWG investment, NU will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's Consolidated Retained Earnings ("CREs").
None of the conditions specified in Rule 53(b) is or will be applicable.

19. As of December 31, 1999, NU's aggregate investment in EWGs and FUCOs was approximately $6.4 million, or 1% of its average CREs of approximately $582 million. The Equity Investment ($475 million), when aggregated with NU's outstanding EWG/FUCO investment at that date ($6.4 million) is equal to approximately 83% of NU's CREs as of December 31, 1999 ($481.4 million divided by $582 million). As discussed in paragraph 12 above, the value of the Assumption Agreement is not included for purposes of calculating NU's EWG investment since once the Equity Investment is made the value assigned to the Assumption Agreement is zero. NU seeks authority for the Proposed Issuance and Use of Proceeds while investing an amount up to 83% of its CREs as of December 31,1999 to enable NGC to consummate the Transaction. The rationale for this proposal is as follows:

(a) The Rule 53(a)(1) issue is largely accounting-driven. The divestiture required in the three states, combined with the authorization to issue the RRBs, leave the NU Operating Companies in a unique financial position in that they will experience a significant decrease in the amount of tangible assets that they own and receive a substantial influx of cash almost simultaneously. However, neither the proceeds from the divestiture of the NU Operating Companies' generation assets nor the proceeds from the RRBs will have any effect on the net incomes of the NU Operating Companies. Accordingly, while the NU Operating Companies will experience a substantial influx of cash from these transactions, none of that cash will be treated as "earnings" on their respective financial statements. In addition, the proposed EWG investment is in generating assets that have been owned and operated by affiliates for many years in the historic service territories of the NU system. These circumstances significantly mitigate the risk associated with many other EWG and FUCO investments outside the traditional service territories of other utilities.

(b) Approximately $400 million of capital from the proceeds of the sale of the Utility Assets is expected to be returned to NU by CL&P and WMECO through the combination of stock purchases and dividend payments (the "Returned Capital"). Although the Returned Capital will not, for accounting reasons, count as retained earnings of NU available for EWG and FUCO investment under Rule 53, it will nonetheless represent cash available to NU to be expended on other investments just as if it were retained earnings dividended up to NU by NU's subsidiaries. The Equity Investment being made by NU in NGC is mostly the intrasystem reallocation of equity from two companies within the NU system (CL&P and WMECO) to another system company (NGC).
20. Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of CREs, must "affirmatively demonstrate" that such proposal:

(i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

(ii) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

21. The Commission has performed an analysis of the requirements of Rule 53(c) with respect to applications/declarations filed by a number of the registered holding companies. See The Southern Company ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy, Inc. ("Cinergy"), Holding Co. Act Release No.26848 (March 23, 1998); American Electric Power Company, Inc. ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies, Inc. ("New Century"), Holding Co. Act Release No. 26982 (February 26, 1999) (collectively, the "100% Orders").

22. Unlike the 100% Orders, which were intended largely to facilitate foreign investment, the authority sought in this matter is related to an investment in one specific EWG, not EWGs generally, which is being acquired in the wake of the state-ordered divestiture of two of NU Operating Companies' generating assets.

23. NU addresses the requirement of Rule 53(c)(1), the impact upon the financial integrity of the registered holding company system, as follows:

 The Proposed Issuance and Use of Proceeds referenced in paragraph 15 above will not have a "substantial adverse impact" on the financial integrity of the NU System. The lack of any "substantial adverse impact" on NU's financial integrity as a result of the Proposed Issuance and Use of Proceeds can be demonstrated in several ways, including by analyses of the circumstances surrounding the acquisition of utility assets by NGC which precipitates NU's investment, specifically the fact that the Utility Assets have been owned and operated by the NU system for many years and will continue to be maintained and operated by the same NU organization after the sale; thus, "country," construction and operating risks are non-factors here. In addition, the power generated by the Utility Assets will be competitively marketed in the Northeast region, where NU has long been a leading energy marketer, first through certain of the NU Operating Companies and in the future through Select, its competitive energy marketing affiliate. Further the Utility Assets consist mainly of the Northfield Mountain pumped storage facility ("Northfield) , which NU considers the premier generating property in New England due to its unique operating characteristics and history of reliable service. These characteristics include Northfield's rapid start capability and its ability to follow load due to a very fast ramp rate and large operating range. Northfield is a "peaking" unit whose power can be sold at premium rates and also provides load management capabilities enabling it to use inexpensive "off-peak" power generated by other generating facilities to prepare Northfield for the generation of power (i.e. pumping water up the mountain). NU regards Northfield as an important acquisition for a variety of reasons. Because of its ability to utilize and effectively store energy generated during off-peak periods, Northfield will be in a position to take advantage of the lower off-peak prices. In addition, Northfield, as a pumped storage unit, produces no local air emissions and so there would be no concern with air standards. Northfield is located on a high voltage 345 kV network in an area where ISO-New England is not concerned about congestion and is close to New York, which would enable it to purchase off-peak power or sell power to a different control area if NGC determined that such a transaction was advantageous. Northfield will also support the unregulated service companies in the NU system and will help grow their businesses by supporting the sale of additional market products. Specifically, Northfield will help reduce the risk assumed by the NU System unregulated wholesale marketing affiliate by providing a hedge against inaccuracies in load forecasting or market anomalies, thus enabling Northfield's affiliate to better manage its portfolios. In addition, Northfield can be placed on "stand-by" to serve the New England Power Grid in times of heavy demand. Lastly, the flexibility of Northfield will allow it to participate in ancillary service markets in NEPOOL (i.e. Automatic Generation Control, Operating Reserve Markets) which will provide the
facility with additional revenue.    Consideration of these and other
relevant factors supports the conclusion that the Proposed Issuance and Use of Proceeds while NU's aggregate investment in EWGs and FUCOs exceeds the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have a "substantial adverse impact" on the financial integrity of the NU System.

24. The following paragraphs provide data analyzing the impact of the Proposed Issuance and Use of Proceeds on the NU system in light of the tests developed by the staff in the course of adopting the 100% Orders. These tests involve analysis of:

i.   Ratios of EWG/FUCO investment  to
  Consolidated Capitalization
  Consolidated Net Utility Plant
  Total Consolidated Assets
  Market Value of Outstanding Stock
ii.    The Applicant's CRE Growth
iii.  The Applicant's Stock Price to Earnings Ratio
iv.    The Applicant's Market to Book Ratio
v.     The Applicant's Dividend Payout Ratio
vi.    The Applicant's Capitalization Ratios

25. Capitalization Ratios. NU's proposed aggregate investment in EWGs ($481.4 million) in an amount equal to 83% of its CREs as of December 31,1999 would represent a relatively small commitment of NU capital for a company the size of NU, based on various financial ratios at December 31, 1999. For example, investments of this amount would be equal to only approximately 10.2% of NU's total consolidated capitalization ($4.7 billion), 12.3% of consolidated net utility plant ($3.9 billion), 4.8% of total consolidated assets ($10.1 billion), and 19.2% of the market value of NU's outstanding common stock ($2.5 billion) as of February 15, 2000. The table below illustrates that NU's exposure to EWG/FUCO investments will be measurably smaller than the companies who received the 100% orders.

                               Investments in EWGs and FUCOs*
                                 as a percentage of:

Company      Consolidated     Consolidated      Total           Market
Value of
           Capitalization      Net Utility   Consoli-      Outstanding Common
                                Plant       dated Assets         Stock

Southern          16.3%              15.4%          11.0%          20.4%
CSW               23.0%              23.0%          14.0%          31.0%
GPU               24.9%              34.2%          19.4%          49.8%
Cinergy           16.0%              16.0%          11.0%          19.0%
AEP               16.0%              13.8%           9.8%          18.5%
New Century       15.5               12.9            9.8           13.5

Average of above  18.6%             19.2%           12.5%          25.4%

NU**              10.2              12.3%            4.8%          19.2%

*   Assuming the investment equals 100% of CREs
** Assuming the investment equals 83% of December 31, 1999 CREs

26. This comparison verifies that an aggregate investment of $ 481.4 million by NU would involve a relatively small commitment of capital for a company of NU's size. Moreover, in every category the NU percentage is lower than or substantially equal to the applicable percentage for the other registered systems that have 100% Orders except for the comparison of the investment to the market value of outstanding stock.

27.  Consolidated Retained Earnings Growth. NU's CREs have declined for each
of the past three years ending December 31, 1999.   This decrease is
primarily attributable to the years of losses incurred while the NU system was solving its problems at the Millstone Point Nuclear Power plants. As the Commission is aware, all three nuclear units at Millstone ("Millstone 1", "Millstone 2" and "Millstone 3"), in which CL&P owns 81%, 81% and 53% interests, respectively, and in which WMECO owns 19%, 19% and 13% interests, respectively, were shut down in 1996. In 1998, NU determined that it would not be economical to restart Millstone 1 and instead chose to prepare for decommissioning the unit. These shutdowns had an adverse effect on the NU system as a whole. Millstone 3 was returned to service in July 1998.
Millstone 2 returned to service and was restored to rate base in 1999.   NU's
CREs increased for the year ended December 31, 1999 and the further resolution of the various operational and regulatory issues and the enhanced competitive position of NU in the Northeast after its restructuring are expected to have a positive effect on earnings and CREs.

28. Share Price to Earnings Ratio. Due to recent poor earnings performance, and the market's perception that NU is on the upswing, NU's share price to earnings ratio is not comparable to industry peers. The ratio is currently
73.1 ($19/.26). In 1999, after negative earnings for several years, NU experienced positive earnings of $.26/share for the year ending December 31, 1999. As NU's operations continue to improve, its price to earnings ratio will likewise improve.

29. Market to Book Ratio. NU's market to book ratio is currently 1.2 based on book value of $15.819 as of December 31, 1999 and a market price of $
18.9375 as of February16, 2000. This ratio is below the industry average, which was 1.72 as of June 30, 1999, again primarily because of the operational issues referred to above which have caused NU's stock price to remain low.

30. Dividend Payout Ratio. NU's current payout ratio is in excess of 100% of current earnings due to historic low earnings due to the operational issues referred to above. NU paid a $.10/share dividend in December, 1999, its first in 2 years and is scheduled to pay a $.10/share dividend in March 2000. Going forward, assuming earnings from continuing operations continue to improve, NU expects to bring its dividend payout ratio up to an amount in line with current industry trends of instituting payout ratios lower than historic industry norms.

31.  Capitalization Ratios.   NU's corporate credit rating is currently BBB-
(investment grade) from S&P, Ba3 from Moody's. Fitch does not give a corporate rating but its rating on NU's senior unsecured debt credit rating is BB-, and Fitch has placed NU on "alert" for a possible upgrade on this
rating.   NU's consolidated capitalization and interest coverage ratios for
1999 were below industry averages for investment grade rated utilities, but not by a significant amount (although Moody's does not currently have an investment grade rating on NU, S&P does, so the analysis here will concentrate on investment grade utilities). These ratios are as follows:

                Actual 1999 Capitalization and Interest Coverage Ratios
                        (Excluding Non-Recourse Project Debt):

Total Debt/Capital                                  57.0%
EBIT/Cash Interest (times)                           1.6
Funds from Operations/Interest (times)               2.7

                 Industry Ratios for Baa3 (Investment Grade) Rated Utilities*

                                          Average         High         Low
Debt/Capital                               54.6%          63.9%        44.2%
EBIT/Cash Interest (times)                  1.7            3.69          .12
Funds from Operations/Interest (times)      3.7            5.92         2.51

     *(Source:      Moody's Investors Service Electric Utility
                            Sourcebook, October 1999)

32. Rule 53(B) Factors. With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable: (1) there has been no bankruptcy of an NU associate company (Rule 53(b)(1)); (2) NU's average CREs for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)) and NU's aggregate investment in EWGs and FUCOs at December 31, 1999, did not exceed 2% of NU's consolidated capital invested in utility operations; and (3) in the previous fiscal year, NU did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of CREs (Rule 53(b)(3)).

33. NU undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period.

34. NU addresses the requirement of Rule 53(c)(ii), the impact of the Proposed Issuance and Use of Proceeds on the NU Operating Companies, as follows:

      NU's request in this Application/Declaration to authorize the Proposed Issuance and Use of Proceeds when NU's aggregate investment in EWGs and FUCOs equals an amount equal to 83% of its CREs as of December 31, 1999 will not have an "adverse impact" on any of NU's Operating Companies, their respective customers, or on the ability of the three State commissions having jurisdiction over the NU Operating Companies to protect such NU Operating Companies or such customers.

35. This conclusion is supported by (i) the insulation of the NU Operating Companies and their customers from potential direct adverse effects of NU's investments in EWGs and FUCOs; (ii) the NU Operating Companies' current financial health and (iii) the proven effectiveness of state commission oversight over CL&P, PSNH and WMECO, together with the affirmation by the state commissions of Connecticut, Massachusetts and New Hampshire that they have authority and jurisdiction, and will exercise such authority, to protect customers in their respective states from any adverse impact. NAEC does not sell energy to retail customers and it is not regulated therefore by New Hampshire but its rates are regulated by the FERC.

36. Insulation from Risk. All of NU's investments in EWGs and FUCOs are, and in the future will remain, segregated from the NU Operating Companies. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of any NU Operating Company. NU represents that it will not seek recovery through higher rates from the NU Operating Companies' utility customers in order to compensate NU for any possible losses that it or NGC may sustain on the investment in NGC or for any inadequate returns on such investments.

37. Moreover, to the extent that there may be indirect impacts on the NU Operating Companies from NU's EWG and FUCO investments through effects on NU's capital costs, the state commissions regulating CL&P, PSNH and WMECO have broad discretion to set the cost of capital for them by a variety of accepted means and are free to exclude any adverse impacts due to EWGs and FUCOs. Therefore, the state commissions have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to customers.

38. NU has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of NU Operating Company employees in connection with providing services to EWGs and FUCOs. The purchase by NGC of the Utility Assets is not anticipated to have any impact on utilization of NU Operating Company employees. As part of the acquisition, NGC committed to offer employment to certain employees of CL&P and WMECO. Accordingly, NGC will have sufficient employees to operate the Utility Assets, if required beyond the services to be provided by NGS. The NU Operating Companies have not and will not increase staffing levels to support the operations of NGC. NU and NGC expect that certain operations services for NGC will largely be performed by NGS and some by outside consultants engaged by NGC. It is expected that NUSCO will also be called upon to provide some services. Accordingly, NGC's need for the support of personnel provided by the NU Operating Companies is expected to be modest.

39. Finally, NU has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the NU Operating Companies and their state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

40. NU Operating Company Financial Health. As indicated earlier in this Application/Declaration, the reduced CREs of NU are mainly the result of the problems at and shut-down of the Millstone nuclear power units. The shutdown of the Millstone units created a substantial drain on the financial resources of the NU Operating Companies, as CL&P and WMECO were forced to purchase power from third parties and incurred significant operations and maintenance costs for the Millstone units. The return of Millstone 2 and 3 is expected to continue to enhance the NU Operating Companies' financial health.

41. The improved financial health outlook of the NU Operating Companies is evidenced by the recent increase in ratings and positive outlook assigned by the credit ratings agencies. Standard &Poor's raised CL&P and WMECO's senior secured ratings from BB+ to BBB- in May 1999, and Moody's raised CL&P's and WMECO's senior secured ratings from Ba2 to Baa3 at the same time. Fitch IBCA also upgraded CL&P and WMECO's senior secured ratings to BBB-.

42. The NU Operating Companies' senior secured ratings as of December 31, 1999 were as follows:

                 S&P          Moody's        Fitch
CL&P             BBB-          Baa3           BBB-
WMECO            BBB-          Baa3           BBB-
PSNH             BBB-          Ba3             BB
NAEC              BB+           B1             BB-

43. The debt (including short-term debt) ratios of CL&P, WMECO, PSNH and NAEC as of December 31, 1999 were 56.7%, 62.3%, 61.0% and70%, respectively. These ratios are within the industry range for like-rated electric utilities but are high compared to their peers. However, the debt ratios of each of these companies are expected to improve as the respective companies apply restructuring proceeds to pay down debt.

44. The Proposed Issuance and Use of Proceeds will also not have any negative impact on the NU Operating Companies' ability to fund operations and growth. Current projections indicate that the NU Operating Companies will continue to fund operations and construction expenditures primarily from internal sources of cash, credit facilities, asset sales and securitization proceeds. Moreover, there is ongoing evidence that the NU Operating Companies can access capital markets as needed, although the Operating Companies' ability to issue debt and preferred equity securities in the future depends upon earnings coverages at the time such securities are issued.

45. Adequacy Of State Commission Oversight. The three state commissions having jurisdiction over CL&P, WMECO and PSNH, namely Connecticut, Massachusetts and New Hampshire (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions are actively encouraging competition in the industry and have promulgated regulations concerning competition. In addition, the State Commissions have approved the sale of the Utility Assets to third parties. The acquisition of the Utility Assets by NGC must be specifically approved by the State Commissions which must make determinations that the ownership of the Utility Assets by NGC will (i) benefit consumers, (ii) is in the public interest and (iii) does not violate state law. Such determinations have been made and the approvals have been received.

46. For these reasons, the State Commissions will have adequate authority to protect NU Operating Company customers from any adverse effect associated with NU and the Proposed Issuance and Use of Proceeds.

47. Accordingly, NU asks the Commission to grant it an exception to the requirements of Rule 53(a)(1) in connection with the proposed Transaction.

    NU hereby undertakes to file a report with the Commission within 60 days after the end of each calendar quarter beginning with the quarter ending March 31, 2000, providing

1. A computation in accordance with rule 53(a) of NU's aggregate investment in all EWGs and FUCOs;

2. Consolidated capitalization ratio of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of all EWGs and FUCOs;

3. Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC from that attributable to other subsidiaries of NU;

4. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

The Service Agreement

48. As described above, it is proposed that under the Service Agreement, NGS will provide NGC with a variety of administrative, operation, management and support services. These services are expected to include, without limitation, services relating to information systems, meters, transportation, electric system maintenance, marketing and customer relations, engineering and construction services, materials management, facilities, power planning, environmental affairs and fuels. The Service Agreement as proposed would allow these services to be provided at other than cost. It is currently anticipated that NGS will not have any of its own employees performing these services. Instead the services will be performed by NGS using employees of NUSCO, NGS' service affiliate, pursuant to the existing service agreement between NUSCO and NGS which has been in existence since the formation of NGS.

49. Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of Section 13(b) and the "at cost" rules promulgated thereunder if such transactions:

(a) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States, or

(b) involve special or unusual circumstances or are not in the ordinary course of business.

50. The Applicants hereby request on behalf of NGS that the Commission reserve jurisdiction over the Applicants' request for an exemption under
Section 13 of the Act and Rule 90(d)(1) thereunder from the at-cost requirements in connection with the provision of services by NGS to NGC at other than "cost".


SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 6, 2000

                       NORTHEAST UTILITIES
                       NORTHEAST GENERATION SERVICES COMPANY

                        By: /s/ David R. McHale
                       Name: David R. McHale
                       Title:  Vice President and Treasurer